UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 4)*


                         Curtiss-Wright Corporation
           -----------------------------------------------------
                              (Name of Issuer)


                                Common Stock
           -----------------------------------------------------
                       (Title of Class of Securities)


                                231561 10 1
           -----------------------------------------------------
                               (CUSIP Number)


                               Scott Renwick
                               Unitrin, Inc.
                           One East Wacker Drive
                             Chicago, IL 60601
                               (312) 661-4520
           -----------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                              November 6, 2000
           -----------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                SCHEDULE 13D

    CUSIP No. 231561 10 1
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1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Unitrin, Inc.
     95-4255452
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2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                   (a) [   ]
                                                                   (b) [   ]
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3.   SEC Use Only

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4.   Source of Funds (See Instructions)

     N/A
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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                 [   ]

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6.   Citizenship or Place of Organization

     Delaware
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        Number of         7.   Sole Voting Power
         Shares                4,382,400
      Beneficially        ---------------------------------------------------
        Owned by          8.   Shared Voting Power
          Each                 0
        Reporting         ---------------------------------------------------
         Person           9.   Sole Dispositive Power
          With                 4,382,400
                          ---------------------------------------------------
                          10.  Shared Dispositive Power
                               0
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     4,382,400
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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)        [   ]

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13.  Percent of Class Represented by Amount in Row (11)

     43.8%
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14.  Type of Reporting Person (See Instructions)

     HC, CO
-----------------------------------------------------------------------------



Amendment No. 4 to Schedule 13D

     This Amendment No. 4 amends and supplements the Schedule 13D originally filed by Unitrin, Inc. ("Unitrin") on April 6, 1990, as amended by Amendment No. 1 thereto, dated February 28, 1996, Amendment No. 2 thereto, dated March 15, 1996, and Amendment No. 3 thereto, dated December 4, 1996.

Item 1.  Security and Issuer

     The class of equity securities to which this Schedule 13D relates is the common stock, par value $1.00 per share (the "Common Stock"), of Curtiss-Wright Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1200 Wall Street West, Lyndhurst, New Jersey 07071.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby restated in its entirety as follows:

     On November 6, 2000, (a) Unitrin and the Issuer entered into a Distribution Agreement (a copy of which is attached hereto as Exhibit 99.1) (the "Distribution Agreement") and (b) Unitrin, CW Disposition Company, a wholly-owned subsidiary of Unitrin ("Merger Sub"), and the Issuer entered into an Agreement and Plan of Merger (a copy of which is attached hereto as Exhibit 99.2) (the "Merger Agreement") in order to effectuate the spin-off to the holders of common stock, par value $.01 per share, of Unitrin (the "Unitrin Common Stock"), of 100% of Unitrin's equity position in the Issuer in a tax-free distribution. The spin-off is expected to be completed late in the first half of the 2001 calendar year, subject to, among other things, approval of the tax-free status of the spin-off by the Internal Revenue Service and approval by the stockholders of the Issuer, as well as approval by the stockholders of the Issuer (other than Unitrin), of a recapitalization plan for the Issuer (the "Recapitalization") that is necessary to permit the spin-off to be accomplished on a tax-free basis. The transactions contemplated by the Merger Agreement and the Distribution Agreement have been approved by both Unitrin's and the Issuer's Board of Directors.

     Unitrin is the beneficial owner of approximately 4.4 million shares, or approximately 43.8%, of the Common Stock. In order to effect the spin-off on a tax-free basis, Unitrin, Merger Sub and the Issuer have agreed, pursuant to the Merger Agreement, to recapitalize the Issuer in the following series of transactions. Pursuant to the Merger Agreement, Unitrin will contribute 4,382,400 shares of Common Stock (the "Contributed Shares") to Merger Sub. Merger Sub will be merged with and into the Issuer, with the Issuer as the surviving corporation. All the shares of common stock of Merger Sub (all of which are owned by Unitrin) will then be converted into 4,382,400 shares of a newly created Class B common stock, par value $1.00 per share, of the Issuer (the "Class B Common Stock"). Holders of the Class B Common Stock will be entitled to elect 80% of the directors of the Issuer (or the nearest higher whole number), but their rights will otherwise be identical to those of the holders of the Common Stock to remain outstanding following the Recapitalization. The Class B Common Stock will be listed on the New York Stock Exchange. Each outstanding share of Common Stock (other than the Contributed Shares) will remain issued and outstanding following the Recapitalization. Holders of Common Stock will be entitled to elect 20% of the directors of the Issuer (or the nearest lower whole number). The Issuer will initially continue to have eight directors. One director will be designated a "Common Stock Director" at the time of the Recapitalization. Each of the remaining seven directors of the Issuer will be designated a "Class B Director." Each of the Contributed Shares will automatically be canceled with no securities or other consideration issued in exchange therefor. Unitrin has agreed to vote all its shares of Common Stock in favor of the Recapitalization and the Governance Provisions described below.

     After the Recapitalization, pursuant to the Distribution Agreement, Unitrin will distribute to the holders of record of Unitrin Common Stock on a pro rata basis the shares of Class B Common Stock that it receives in the Recapitalization (the "Distribution"). The declaration of the Distribution is subject to (a) the receipt of a ruling from the Internal Revenue Service to the effect that the Distribution and the Recapitalization will qualify as tax-free transactions for federal income tax purposes (the "IRS Ruling"), (b) the effectiveness of the Form 8-A filed with the Securities Exchange Commission to register the Class B Common Stock under the Act, (c) the approval of the listing of the Class B Common Stock on the New York Stock Exchange, subject to official notice of issuance, (d) the declaration of the Cash Dividend described below and (e) other customary conditions set forth in the Distribution Agreement and the Merger Agreement. The declaration and payment of the Distribution is further conditioned upon and subject to the consummation of the Recapitalization.

     The Issuer has also agreed to declare, on the declaration date for the Distribution, and subject to the conditions to the Distribution, a pro rata cash dividend (the "Cash Dividend") in the amount of $.25 per share to all holders of Common Stock as of a record date to be determined. Unitrin has waived its right to receive its pro rata share of the Cash Dividend.

     In connection with the Recapitalization, the Issuer expects to amend its certificate of incorporation to provide for, among other things, (a) a classified Board of Directors, (b) the elimination of the ability of its stockholders to act by written consent and to call a special meeting, (c) the requirement of a 66-2/3% vote for (i) its stockholders to amend its By-Laws and (ii) any amendment to its certificate of incorporation that would affect the Governance Provisions, (d) the implementation of limits on the Issuer's Board size and (e) the ability to fill Board vacancies and newly created directorships (collectively referred to herein as the "Governance Provisions"). The Governance Provisions will become effective solely upon effectiveness of the Recapitalization. The approval of the Governance Provisions by the stockholders of the Issuer is a condition to the Recapitalization.

     The Issuer has agreed that prior to the second anniversary of the Distribution, it will (a) maintain its status as a company engaged in the active conduct of a trade or business and (b) not (i) merge or consolidate with or into any other corporation, (ii) liquidate or partially liquidate,
(iii) sell or transfer all or substantially all of its assets in a single transaction or series of related transactions, (iv) redeem or otherwise repurchase any Issuer stock (subject to certain exceptions) or (v) take any other action or actions (other than the adoption of a stockholder rights plan) which in the aggregate would have the effect of causing or permitting one or more persons to acquire directly or indirectly stock representing a 50 percent or greater interest in the Issuer. The Issuer has also agreed that prior to the fifth anniversary of the Distribution, it will not initiate or support, or permit its stockholders to vote on, any action that would in any way alter the ability of the holders of the Class B Common Stock to (i) elect at least 80% of the directors of the Issuer or (ii) otherwise possess at least 80% of the total combined voting power of all classes of Issuer stock entitled to vote. However, the Issuer may take any of the actions referred to in clauses (b)(i) through (v) above and in the immediately preceding sentence, if prior to taking such action, the Issuer has obtained (at Unitrin's election) a written opinion in form and substance reasonably acceptable to Unitrin of a law firm reasonably acceptable to Unitrin and the Issuer, or Unitrin has obtained (at the expense of the Issuer) a supplemental ruling from the Internal Revenue Service, that such action or actions will not result in the Distribution failing to qualify as a tax-free distribution.

     If the Issuer (or any of its subsidiaries) fails to comply with any of its obligations described in the foregoing paragraph or takes or fails to take any action on or after the date of the Distribution, and such failure to comply, action or omission contributes to a determination that the Distribution fails to qualify as a tax-free distribution, then, subject to certain exceptions, the Issuer will indemnify and hold harmless Unitrin, each member of the consolidated group of which Unitrin is a member and each direct and indirect subsidiary of Unitrin from and against any and all federal, state and local taxes, including any interest, penalties or additions to tax, imposed upon or incurred by Unitrin, any member of its group, any of its direct or indirect subsidiaries or any stockholder of Unitrin as a result of the failure of the Distribution to qualify as a tax-free distribution (including any taxes payable by reason of any payment made pursuant to such indemnity). Subject to limited exceptions, the Issuer will also indemnify, defend and hold harmless Unitrin, each member of the consolidated group of which Unitrin is a member and each direct and indirect subsidiary of Unitrin from and against any liability (including established tax liabilities of Unitrin stockholders) arising from any inaccuracy in, or failure of the Issuer to comply with, any representation made by the Issuer to the Internal Revenue Service in connection with the request by Unitrin for the IRS Ruling.

     Subject to limited exceptions, each of the Issuer and Unitrin has also agreed that neither it nor any of its officers, directors, employees, representatives, securityholders or agents will solicit, initiate or encourage inquiries, offers or proposals or any indication of interest or the commencement of negotiations or enter into any agreement or provide any nonpublic information regarding or in connection with any proposal for the acquisition by any third party of any shares of capital stock of the Issuer from the Issuer or Unitrin, or the acquisition of, or business combination with, the Issuer through any other means (an "Acquisition Proposal") until after the Distribution or the termination of the Distribution Agreement in accordance with its terms. Upon receipt of an unsolicited Acquisition Proposal, each of Unitrin and the Issuer are obligated to inform the other of the terms and conditions, if any, of such Acquisition Proposal and the identity of the person making the proposal and to keep the other party promptly advised of all further communications relating to such Acquisition Proposal.

     Unitrin has also agreed not to, directly or indirectly, solicit proxies or take similar measures with respect to the voting of any shares of Common Stock, participate in any group with respect to the shares of Common Stock or otherwise attempt to seek control of the Issuer until after consummation of the Recapitalization or the termination of the Distribution Agreement in accordance with its terms.

     The Distribution Agreement and the Merger Agreement can be terminated under various circumstances, including, but not limited to, (a) mutual written consent of the parties, (b) breaches of obligations or representations and warranties in the Distribution Agreement or the Merger Agreement which could result in a material adverse effect, (c) by C-W or Unitrin, if following receipt of an Acquisition Proposal, such party's Board of Directors is required by its fiduciary duties to its stockholders to terminate the Distribution Agreement or the Merger Agreement and accept such Acquisition Proposal, (d) by Unitrin, if the Board of Directors of the Issuer (i) no longer recommends the transactions contemplated by the Distribution Agreement and the Merger Agreement, (ii) modifies such recommendation in a manner adverse to Unitrin or (iii) approves or recommends an Acquisition Proposal, (e) by Unitrin or the Issuer if the stockholders of the Issuer fail to approve the Recapitalization (and, in the case of the Issuer, the Governance Provisions) or (f) failure to consummate the Distribution or the Merger by June 30, 2001.

     The foregoing description is meant to be only a summary of certain provisions of the Distribution Agreement and the Merger Agreement. It does not purport to be complete and it is qualified in its entirety by reference to the Distribution Agreement and the Merger Agreement, copies of which are attached as exhibits hereto.

     Except as described above, Unitrin has no plans or proposals which relate to Item 4(a) through (j).

Item 7. Material to be Filed as Exhibits.

Exhibit           Description
-------           -----------

99.1 Distribution Agreement, dated as of November 6, 2000, between Unitrin, Inc. and Curtiss-Wright Corporation.

99.2 Agreement and Plan of Merger, dated as of November 6, 2000, among Unitrin, Inc., CW Disposition Company and Curtiss-Wright Corporation.


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE: November 7, 2000                      UNITRIN, INC.


                                            By:  /s/ Scott Renwick
                                               ------------------------
                                            Scott Renwick
                                            Secretary



                               EXHIBIT INDEX

Exhibit           Description
-------           -----------

99.1 Distribution Agreement, dated as of November 6, 2000, between Unitrin, Inc. and Curtiss-Wright Corporation.

99.2 Agreement and Plan of Merger, dated as of November 6, 2000, among Unitrin, Inc., CW Disposition Company and Curtiss-Wright Corporation.